SEC 1344 (11091) U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON,
D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                        SEC File Number 0-24852
                                                        CUSIP # 29271E 10 0

     (Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


For Period  Ended:  October 31, 1998 [ ] Transition  Report on Form 10-K
[ ]  Transition  Report on Form 20-F
[ ]  Transition Report  on Form  11-K
[ ]  Transition  Report on Form 10-Q
[ ]  Transition  Report  on Form  N-SAR
For the  Transition  Period Ended:





Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:









Part I - Registrant Information





Full  Name  of  Registrant
Former  Name  if  Applicable

                           Energy ResearchCorporation

Address of Principal Executive Office (Street and Number)

                              3 Great Pasture Road

City,     State     and     Zip     Code

                           Danbury, Connecticut 06813

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


           |X|              (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           |X|              (b)   The subject annual report, semi-annual report, transition report on Form 10-K,
                                  Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           |_|              (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

Energy Research Corporation ("ERC") was unable to file its Annual Report on Form 10-K for the fiscal year ended October 31, 1998 within the prescribed time period. ERC attributes this inability to timely file to its retention of a new financial reporting team at the same time the Company was involved in a proposed complicated spin-off of its battery business. This team included a new chief financial officer and controller. Moreover, while the Company completed the Annual Report on Form 10-K on a timely basis, the Company experienced difficulties and delays in converting the Report for filing on EDGAR. Upon encountering these delays, ERC concluded that the reasons causing its inability to file could not be eliminated by ERC without unreasonable efforts or expense. However, ERC has filed the Form 10-K on the date of this Notification.


Part IV - Other Information


     (1) Name and telephone number of person to contact in regard to this notification

         Joseph G. Mahler, Chief Financial Officer (203)       825-6047
         (Name)                                    (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
[ ] No [ X ]


                           Energy Research Corporation

                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 1, 1999                By /s/ Joseph G. Mahler
                                       --------------------
                                       Name:   Joseph G. Mahler
                                       Title:    Principal Accounting Officer



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